UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-41330

PropertyGuru Group Limited

Paya Lebar Quarter 1

Paya Lebar Link

#12-01/04

Singapore 408533

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

This report of foreign private issuer on Form 6-K (this “Form 6-K”) furnishes the audited consolidated financial statements of PropertyGuru Pte. Ltd. as of December 31, 2021 and 2020 and for each of the years ended December 31, 2021, 2020 and 2019, which have been retrospectively adjusted in accordance with IFRS 8, Operating segments to reflect a change in the PropertyGuru Pte. Ltd.’s segment presentation, which was effective January 1, 2022.

The information in this Form 6-K, including Exhibits 99.1 and 99.2, are hereby incorporated by reference into the Company’s registration statement on Form S-8 (Registration No. 333-265252).

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Audited Consolidated Financial Statements of PropertyGuru Pte. Ltd. and its subsidiaries as of December 31, 2021 and 2020 and for each of the years ended December 31, 2021, 2020 and 2019.

99.2	Consent of PricewaterhouseCoopers LLP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROPERTYGURU GROUP LIMITED
Date: September 30, 2022	By:	/s/ Hari Vembakkam Krishnan
Name: Hari Vembakkam Krishnan
Title: Chief Executive Officer and Managing Director